Contact

www.linkedin.com/in/rajeevratra (LinkedIn)
www.rajeevratra.com (Company)

Top Skills

Customer Acquisition
Strategic Marketing Management
Director level

Languages

English (Native or Bilingual)
Italian (Full Professional)
French (Professional Working)
Hindi (Full Professional)

Certifications

Certified Digital Marketing Professional
Professional Certified Marketer (PCM) in Digital Marketing
Professional Certified Marketer (PCM) in Marketing Management

Patents

System and Method for Real-time Feedback

Rajeev Ratra

CMO & CXO at ChatRx ✦ Building the Growth Engine for Physician-Led On-Demand Urgent Care ✦ Data-First AI-Powered Marketing Executive ✦ 21+ Years Delivering Measurable Revenue
Tampa, Florida, United States

Summary

I'm the CMO and CXO at ChatRx, a physician-led virtual urgent care platform delivering $25 flat-fee treatments for common infections across Indiana, Illinois, and Michigan, founded by Dr. Tod Stillson, MD.

My job is to build the growth engine from scratch. Not manage one. Build one.

That means standing up the full marketing infrastructure: paid media, SEO, hyperlocal campaigns, email automation, content pipeline, analytics, and a lean contractor team, all while staying ruthlessly focused on one thing: getting patients who need affordable, accessible care to actually find us.

What makes ChatRx different isn't the technology. It's the clinical restraint. We don't prescribe antibiotics 100% of the time because we can. We do it when the evidence says we should.

Our 65% non-prescription rate is a feature, not a bug.

My job is to make sure the market understands that distinction.

I operate at the intersection of AI and marketing in a way most executives don't. I don't just use AI tools.

I architect AI-powered systems -- content pipelines, intelligence briefings, agentic workflows, and more -- that give a lean team output five times its size.

Before ChatRx, I spent 21+ years building, managing, and optimizing marketing operations for B2B, B2C, and D2C companies across

North America, Europe, and Asia, generating over $480M in client revenue across industries.

What I've built:

▸#Scaled a home improvement products client from $393K to $3.92M in 3 years
▸#Grew a property management company from $5M to $35M+ over 4 years
▸#Took a Tampa swimming pool company to #1 in market with $128M+ in revenue
▸#Drove a home services company from $347K to $14.3M in 5 years
▸#18,000+ keywords ranked in top 5 on Google and Bing
▸#4x inbound leads and 3x conversions across multiple B2B clients

I hold a Professional Certified Marketer (PCM) certification in Marketing Management and Digital Marketing from the American Marketing Association.

Native English speaker. Fluent in AI, Italian and French.

Experience

ChatRx

CMO/CXO at ChatRx
October 2024 - Present (1 year 10 months)
United States

Physician-led virtual urgent care platform. $25 flat fee. No insurance. Patient revenue generated from day one. In a regulated healthcare environment. In three states. GTM infrastructure stood up in parallel with product development.

19-channel marketing operation, built and running.
Organic SEO, hyperlocal pSEO, paid social & search, email, retargeting, boots on the ground, campus ambassadors, pharmacy partnerships, radio, print, TV, LinkedIn, referrals, GBP. Clear across channels.

Hyperlocal SEO architecture across 30+ markets.
Proprietary multi-tier local SEO structure covering towns and counties across Northern Indiana. Live and ranking.

Funding campaign for major crowdfunding platform
Full campaign buildout. From campaign page to pitch deck to video coordination. $500K raise target. Launches May 2026.

Purpose-built AI stack across content, creative, automation, and analytics.
Not a collection of browser tabs. Actual production infrastructure that runs daily across every marketing function.

Multi-agent AI system for content and marketing ops.
Multi-step autonomous workflows with defined human review checkpoints.
Marketing team output at 4x. That's the system doing the work.

Trust-first messaging pivot.
Moved away from transactional positioning. The anchor is ChatRx's > 60% non-prescription rate. We made it the centerpiece. A clinical restraint that similar companies would not share.

CIO functions in parallel.
AWS, traffic optimization, JIRA overhaul, 10DLC/SNS SMS setup, mobile-centric focus, QA/QC, and more.

Complete infrastructure built from scratch.
Multiple documented workflows across content, SEO, paid media, contractor management, fundraising, and brand. Onboarding, accountability, and offboarding protocols for every team member. ChatRx runs on systems.

Company-wide AI adoption, led from the top.
Equipped executive and marketing teams. Per-person output across content, design, analysis, and operations 2x higher than it was 12 months ago.

Arnima Design
23 years 4 months

CMO & CEO
July 2024 - Present (2 years 1 month)
Greater Tampa Bay Area

Arnima Design is my boutique consulting and digital services entity through which I structure and operate strategic client engagements.

Currently, Arnima's primary engagement is ChatRx -- a physician-led virtual urgent care platform -- where I serve as CMO and CXO, overseeing all marketing strategy, growth operations, and technology infrastructure.

In addition to the ChatRx anchor engagement, Arnima provides:

SEO strategy and execution services
Quarterly marketing maintenance for a select group of long-term clients
Strategic consulting for companies navigating AI-driven marketing transformation

Arnima is the operating entity through which 21+ years of marketing and technology leadership is deployed -- selectively, and at full commitment to each engagement.

Chief Marketing Officer

April 2005 - June 2024 (19 years 3 months)

As chief marketing strategist, I create, implement, track, measure, and optimize traditional, digital, and growth marketing strategies. I work with startups, existing companies, and established ones to identify, troubleshoot, and mitigate growth challenges.

•Oversee the creation, execution, and optimization of traditional and digital marketing campaigns for clients to create interest, increase customer engagement, and boost conversions and sales
•Analyze market trends and competitive landscape to understand opportunities and potential value and make recommendations for creating and refining go-to-market strategies
•Leverage proven digital and traditional marketing tactics to magnify organic visibility, reduce reliance on paid media, and cut advertising costs
•Craft, manage, and spearhead innovative, multi-pronged go-to-market strategies across multiple channels for new product launches
•Track, measure, analyze, and optimize traditional and digital marketing campaigns using analytics and measurement tools to maximize efficiency
•Optimize and manage marketing budgets and expenditures to drive maximum ROI through strategic resource allocation and ongoing monitoring
•Leverage AI-powered tools and systems to streamline marketing activities, automate repetitive tasks, and increase output

Tangible Outcomes:

•Generated ~$400 million in revenues for B2B, B2C and D2C clients globally across multiple industries
•Boost revenues for multiple e-commerce retailers from 52% to 108% YoY, a jump of 258% over three years
•352% increase in leads helped a national property maintenance company gain traction nationally
•A national marketing company increased inbound leads by 394% over thirty months
•398% increase in leads helped a local swimming pool builder become the leading company in Tampa
•310 % reduction in PPC spending (~$40K to ~$9K per month) for a national B2B e-commerce company
•A national patent services company with a 307% jump in lead conversions

CEO & CTO

April 2003 - June 2020 (17 years 3 months)
Tampa, Florida, United States

Served as the executive leader and senior project manager for an onshore/offshore web development and marketing agency. As senior project manager and executive leader, I was responsible for all operations and deliverables.

•Oversaw development, delivery, and deployment of marketing and technology projects, including websites, web apps, mobile apps, and multi-team initiatives for a global client base across various industries
•Evolved policies, procedures, strategic and tactical management processes and methodologies to manage, sustain, and deliver projects on time and on budget
•Pioneered and implemented education and training programs to educate offshore staff in US communications conventions and quality standards
•Championed and implemented team building and mentoring programs to foster motivation and boost productivity
•Integrated graphics design, web development, content production, digital marketing, social sharing, support, and maintenance to create and deliver end-to-end web presence solutions
•Oversaw company financial structure and budgeting and also managed resource acquisition, training, allocation, and optimization

Tangible Outcomes:

▪Successfully completed, delivered, and deployed 590+ technology (software, web, and database) projects for B2B and B2C clients globally across multiple industries
▪Grew company from an initial team size of 2 to 54 staff over a period of 54 months, with revenues in the 7 figures
▪Spearheaded the development of a turnkey web presence technology stack for a national marketing company deployed to over 125 of their clients across the US
▪Pioneered an all-inclusive, MRR-based SaaS model for online presence that included tech and marketing stacks and successfully sold to 50+ clients across North America
▪Innovated an "express" deployment framework for web technology projects for clients looking for budget-friendly options sold to 77+ clients globally

Rajeev Ratra

3 years

Fractional CMO in an Advisory Capacity // Realwired!

March 2025 - April 2026 (1 year 2 months)

Greater Tampa Bay Area

Served as Fractional CMO for Realwired!, a B2B Enterprise SaaS company in the Commercial Real Estate Appraisal Workflow Management space, transitioning to an advisory capacity in early 2026 as my full-time commitment to ChatRx scaled.

Delivered go-to-market strategy for a niche B2B platform serving a notoriously difficult-to-reach customer base with low digital visibility and no active search behavior. Built non-traditional targeting frameworks, implemented AI-assisted lead nurturing, and aligned marketing and sales efforts to reduce friction and improve MQL-to-SQL conversion.

Transitioned to advisory CMO in March 2026 to focus primary capacity on ChatRx while maintaining strategic guidance for this engagement on a limited basis.

Fractional CMO // Realwired!

May 2023 - March 2025 (1 year 11 months)

Greater Tampa Bay Area

Fractional CMO at a B2B Enterprise SaaS Company in the Commercial Real Estate Appraisal Workflow Management space in the Tampa Bay Area.

The company has a non-typical potential customer base that is notoriously difficult to reach via traditional channels. Their client base does not generally actively search for their product, and they are not on regular social channels like Facebook, Instagram, etc.

The company wanted strategic guidance in the following areas:
1. Create awareness and build interest in their flagship product.
2. Use an "out-of-the-box" approach to generate marketing qualified leads (MQLs).
3. Assist their sales team in converting MQLs to SQLs by remaining in "front" of these leads.

As their Fractional CMO, I'm working to:
•Create and implement an overarching marketing strategy
•Define and fine-tune the ICA (ideal customer avatar)
•Create non-traditional targeting strategies
•Use content marketing to build interest
•Leverage paid social ads to create awareness
•Measure and track outcomes and fine-tune
•Use traditional (non-digital) marketing tactics
•Implement AI for lead management and nurturing
•Optimize their email marketing automation sequences
•Tighten up collaboration between sales and marketing teams

TIAA
Project Manager
2002 - 2003 (1 year)
New York, New York, United States

Deutsche Bank
Project Manager // Application Developer
1999 - 2001 (2 years)
New York, New York, United States

Education

NYU Tandon School of Engineering
Computer and Electrical Engineering

The City University of New York

AAS, Computer Engineering

America Overseas School of Rome, Italy

High School